UBS Fund Services (USA) LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2015

Members' capital	$	170,343
Less non-allowable assets (see schedule on following page)		(64,794)
Net capital	$	105,549
Aggregate indebtedness	$	3,614
Net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness of $3,614)	$	5,000
Excess net capital	$	100,549

There are no material differences between excess net capital above and excess net capital presented in the Fund Services' December 31, 2015, unaudited FOCUS Part IIA filing.

UBS Fund Services (USA) LLC

Schedule II

Detail of Non-Allowable Assets

December 31, 2015

Non-allowable assets:		
Prepaid expenses	$	45,941
Due from affiliates		17,493
FINRA deposits		1,360
Total	$	64,794